EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

OLD KENT FINANCIAL CORRPORATION
Ratio of Earnings to Fixed Charges
	Six Months Ended June 30		Years Ended December 31
	(dollar amounts in thousands)

	2000	1999	1999	1998	1997	1996	1995
Earnings

Income before income taxes	$166,551	$226,184	$428,581	$397,290	$374,711	$314,675	$298,663
Fixed charges	100,187	65,885	141,723	149,285	125,958	92,706	89,757

	$266,738	$292,069	$570,304	$546,575	$500,669	$407,381	$388,420
Fixed charges

Interest expense
(other than interest on deposits)	$100,187	$65,885	$141,723	$149,285	$125,958	$92,706	$89,757
Interest factor in rent expense	--	--	--	--	--	--	--
Preferred stock dividend requirements (gross up to pretax basis based on 34% effective tax rate)	561	561	1,121	1,121	1,121	1,424	1,676
Total combined fixed charges and preferred stock dividend requirements	$100,748	$66,446	$142,844	$150,406	$127,079	$94,130	$91,433

Ratio of earnings to fixed charges, excluding interest on deposits	2.66	4.43	4.02	3.66	3.97	4.39	4.33

Ratio of earnings to fixed charges, and preferred stock dividends, excluding interest on deposits	2.65	4.40	3.99	3.63	3.94	4.33	4.25

Including Interest on Deposits

Earnings

Income before income taxes	$166,551	$226,184	$428,581	$397,290	$374,711	$314,675	$298,663
Fixed charges	407,094	339,152	688,245	726,027	722,055	662,873	627,761

	$573,645	$565,336	$1,116,826	$1,123,317	$1,096,766	$977,548	$926,424
Fixed charges:

Interest expense	$407,094	$339,152	$688,245	$726,027	$722,055	$662,873	$627,761
Interest factor in rent expense	--	--	--	--	--	--	--
Preferred stock dividend requirements (gross up to pretax basis based on 34% effective tax rate)	561	561	1,121	1,121	1,121	1,424	1,676
Total combined fixed charges and preferred stock dividend requirements	$407,655	$339,713	$689,366	$727,148	$723,176	$664,297	$629,437

Ratio of earnings to fixed charges, including interest on deposits	1.41	1.67	1.62	1.55	1.52	1.47	1.48

Ratio of earnings to fixed charges, and preferred stock dividends, including interest on deposits	1.41	1.66	1.62	1.54	1.52	1.47	1.47